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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                             Commission File Number     1-3548 *



                    Minnesota Power and Affiliated Companies
                   Retirement Savings and Stock Ownership Plan
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             (Exact name of registrant as specified in its charter)


                             30 West Superior Street
                          Duluth, Minnesota 55802-2093
                                 (218) 279-5000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                            Interests held under the
                    Minnesota Power and Affiliated Companies
                          Employee Stock Ownership Plan
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            (Title of each class of securities covered by this Form)


                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
        Rule 12g-4(a)(1)(i)      / /         Rule 12h-3(b)(1)(i)       / /
        Rule 12g-4(a)(1)(ii)     / /         Rule 12h-3(b)(1)(ii)      / /
        Rule 12g-4(a)(2)(i)      / /         Rule 12h-3(b)(2)(i)       / /
        Rule 12g-4(a)(2)(ii)     / /         Rule 12h-3(b)(2)(ii)      / /
                                             Rule 15d-6                /X/

Approximate number of holders of record as of the certification  or notice date:
None

Pursuant to the requirements of the Securities Exchange Act of 1934 THE MINNESOTA POWER AND AFFILIATED COMPANIES RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 1, 2003       By:                    Donald J. Shippar
                               -------------------------------------------------
                                                Donald J. Shippar
                                   Chairman, Employee Benefit Plans Committee

* Effective January 1, 2002 the Minnesota Power and Affiliated Companies Employee Stock Ownership Plan (ESOP) and the Minnesota Power and Affiliated Companies Supplemental Retirement Plan (SRP) were merged into one plan called the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP) with the surviving plan being the plan previously named the SRP. While SEC reporting requirements for the ESOP are hereby discontinued, reports will continue to be filed for the RSOP. This filing does not terminate or suspend any duties to file reports by ALLETE, Inc.